03053147

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED NOV 26 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

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SEC FILE NUMBER
8-17419

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stuart Frankel & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
55 Water Street, 27th Floor
(No. and Street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenda Bagnato **(212) 943-8787**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JAN 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Frankel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Stuart Frankel & Co., Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SAM A. BRUNO, Notary Public
State of New York, No. 01BR4978515
Qualified in New York County
Cert. Filed in New York County
Commission Expires March 04, 2

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (0) Supplemental Report of Independent Auditors on Internal Control required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Stuart Frankel & Co., Inc.

September 30, 2003
with Report of Independent Auditors

Stuart Frankel & Co., Inc.

Statement of Financial Condition

September 30, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholders of
Stuart Frankel & Co., Inc.

We have audited the accompanying statement of financial condition of Stuart Frankel & Co., Inc. (the "Company") as of September 30, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stuart Frankel & Co., Inc. at September 30, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

November 12, 2003

Stuart Frankel & Co., Inc.

Statement of Financial Condition

September 30, 2003

Assets	
Cash and cash equivalents	$ 2,454,533
Due from brokers	18,537,451
Investments in securities, at market value	394,271
Exchange memberships, at cost (market value $3,350,000)	2,150,000
Secured demand note receivable	600,000
Other assets	30,500
Total assets	$24,166,755
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	$12,328,164
Taxes payable	98,564
Total liabilities	12,426,728
Subordinated borrowings	4,400,000
Stockholders' equity	7,340,027
Total liabilities and stockholders' equity	$24,166,755

See notes to statement of financial condition.

Stuart Frankel & Co., Inc.

Notes to Statement of Financial Condition

September 30, 2003

A. Organization and Significant Accounting Policies

Stuart Frankel & Co., Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, the National Association of Securities Dealers and the Security Investor Protection Corporation. The Company is principally engaged in buying and selling securities for a diverse group of institutional and individual investors.

Securities transactions and commissions earned on securities transactionsare recorded on a trade-date basis.

Securities are valued at their last sales price and the unrealized gains and losses are reflected in stockholders' equity.

The Company considers highly liquid financial instruments with a maturity of three months or less to be cash equivalents. At September 30, 2003, the Company had $2,038,653 in cash equivalents.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS No. 107"), requires disclosure of the fair value of the Company's assets and liabilities that qualify as financial instruments under SFAS No. 107. The fair value of the Company's assets and liabilities which qualify as financial instruments approximate the carrying amounts presented in the statement of financial condition, as such financial instruments are short term in nature, except for the subordinated borrowings, for which it is not practicable to estimate the fair value (see Note D).

B. Due from Brokers

The Company acts as an introducing broker and all transactions for its customers are cleared through and carried by New York Stock Exchange member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. However, the Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. At September 30, 2003, there were no such credit losses incurred. The due from brokers balance represents cash balances in the securities accounts and commissions receivable at September 30, 2003.

C. Income Taxes

The Company is treated as an S Corporation for Federal and state tax purposes. While state and local taxes have been provided at statutory rates, the Company is not subject to Federal taxation. The Company's stockholders are subject to taxation on the Company's income whether or not it is distributed to them.

D. Subordinated Borrowings

At September 30, 2003, the Company had subordinated notes in the amounts of $800,000 and $3,000,000, which pay interest of 15% and 10%, respectively, per annum and are due June 30, 2008 and April 29, 2013, respectively. Additionally, the Company had a secured demand note collateral agreement in the amount of $600,000 that is collateralized by cash equivalents and equity securities with a total market value of approximately $962,000. The secured demand note collateral agreement pays interest at 10% and is due June 30, 2004. The subordinated borrowings are in accordance with agreements approved by the New York Stock Exchange and are subordinated to the claims of general creditors. To the extent that such borrowings, totaling $4,400,000, are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

E. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company's minimum net capital requirement is the greater of 6-2/3% of aggregate indebtedness, as defined, or $100,000. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At September 30, 2003, the Company had net capital, as defined, of $18,720,242, exceeding requirements by $17,891,793. The Company's aggregate indebtedness to net capital ratio was 0.66 to 1 at September 30, 2003.

F. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 1, 2002.

As described in Note B, the Company has agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2003, there were no customer balances maintained by its clearing brokers subject to such indemnification.